UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47558

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duff & Phelps Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 4200
(No. and Street)

Chicago	IL	60606-6622
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christine Sebastiano 973-775-8258
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Patrick Puzzuoli _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Duff & Phelps Securities, LLC _____ , as

of December 31 _____ , 20 18 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Chief Financial Officer
_____
Title



_____
Notary Public

JESSE M AKERMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AK6037415
Qualified in New York County
My Commission Expires 9/14/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Financial Statements and Schedules

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

DUFF & PHELPS SECURITIES, LLC

(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Financial Statements and Schedules

December 31, 2018

Table of Contents

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Duff & Phelps Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Duff & Phelps Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Duff & Phelps Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Duff & Phelps Securities, LLC's management. Our responsibility is to express an opinion on Duff & Phelps Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Duff & Phelps Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Duff & Phelps Securities, LLC's financial statements. The supplemental information is the responsibility of Duff & Phelps Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as Duff & Phelps Securities, LLC's auditor since 2017.
New York, New York
February 28, 2019

DUFF & PHELPS SECURITIES, LLC

(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Financial Position

December 31, 2018

Assets

Cash and cash equivalents	$	8,381,192
Accounts receivable, net		1,292,873
Unbilled services		36,730
Other assets		96,736
Total assets	$	9,807,531

Liabilities and Member's Capital

Deferred revenue	$	3,631,719
Accrued expenses		87,196
Payable to Parent Company		909,968
Total liabilities		4,628,883
Member's capital		5,178,648
Total liabilities and member's capital	$	9,807,531

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC

(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Operations

Year ended December 31, 2018

Revenues:		
Advisory fees	$	56,625,093
Client reimbursable revenue		811,305
Total revenue		57,436,398
Expenses:		
Allocated expenses from Parent Company		(53,232,785)
Client reimbursable expense		(811,305)
Regulatory fees and expenses		(465,423)
Total expenses		(54,509,513)
Net income	$	2,926,885

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Changes in Member's Capital

Year ended December 31, 2018

	Member's investment		Undistributed earnings		Member's capital
Balance as of December 31, 2017	$	3,951,500	$	(1,408,482)	$	2,543,018
Cumulative Effect of Adopting ASC 606 (see Note 2)		—		(291,255)		(291,255)
Net income		—		2,926,885		2,926,885
Balance as of December 31, 2018	$	3,951,500	$	1,227,148	$	5,178,648

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Cash Flows

Year ended December 31, 2018

Cash flows from operating activities:		
Net income	$	2,926,885
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable, net		17,126
Decrease in unbilled services		68,441
Increase in other assets		(17,097)
Increase in accrued expenses		40,328
Increase in deferred revenue		2,344,082
Decrease in payable to Parent Company		(1,236,145)
Net cash provided by operating activities		4,143,620
Net increase in cash and cash equivalents		4,143,620
Cash and cash equivalents at beginning of year		4,237,572
Cash and cash equivalents at end of year	$	8,381,192

See accompanying notes to financial statements.

6

(1)   Nature of Business and Ownership

Duff & Phelps Securities, LLC (the Company) is a Delaware limited liability company formed on June 24, 1997. The term of the LLC is fifty years, expiring on July 1, 2047. The Company is registered as a broker with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Its customers are located primarily throughout the United States. The Company is a wholly owned subsidiary of Duff & Phelps, LLC (the Parent Company or Member).

The Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly is exempt from the remaining provisions of that Rule. The Company carries no margin accounts and does not otherwise hold funds or securities for customers. Accordingly, the Company has not executed any transactions on behalf of its customers during the year ended December 31, 2018. The Company performs private placement of debt and equity securities, merger and acquisition advisory, financial advisory and restructuring advisory services.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

(b)   Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company believes it has satisfied its performance obligations by transferring the promised services to its customers in an amount to which it expects to receive in exchange. A distinct good or service, referred to as a performance obligation, is transferred to a customer when the customer obtains control of, or derives benefit from, that service. Revenue from a performance obligation satisfied over time is recognized by measuring progress towards satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the services provided (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty with respect to such amount is resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experience, the time period over which uncertainties are expected to be resolved, and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The Company has adopted ASU 2014-09 and all related amendments ("ASC 606") and applied its provisions to all uncompleted contracts using the modified retrospective method. The Company recognized the cumulative effect of retrospectively applying ASC 606 as an adjustment to members capital as of January 1, 2018, resulting in a $291,255 decrease to members capital. The Company applied the practical expedient outlined under ASC 606-10-65-1 (h) and did not restate contracts that were completed as of the date of initial application.

Contract Balances

The change in the Company's contract assets and liabilities during the year ended December 31, 2018, primarily reflects the timing difference between the Company's performance obligations and receipt of customer payments. The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:

	Balance as of January 1, 2018	Increase (Decrease)	Balance as of December 31, 2018
Receivables [(a)]	$ 1,309,999	$ (17,126)	$ 1,292,873
Contract assets [(a)]	105,171	(68,441)	36,730
Contract liabilities [(b)]	1,287,637	2,344,082	3,631,719

(a) Included in Unbilled Services on the Statement of Financial Position
(b) Included in Deferred Revenue on the Statement of Financial Position

The increase in the contract liabilities is due to the initial ASC 606 adoption for $2,167,598 from prior year retainers pulled forward, offset by $1,866,535 which was recognized during the year, and $3,330,656 of retainers on new contracts in 2018.

The following table summarizes the effects of adopting the new revenue recognition standard on the Company's Statement of Financial Position as of January 1, 2018:

	As Reported December 31, 2017	Adjustment to Adopt ASC 606	Adjusted Balance including ASC 606 January 1, 2018
Assets			
Cash and cash equivalents	$ 4,237,572	$ —	$ 4,237,572
Accounts receivable, net	1,309,999	—	1,309,999
Receivable from Parent Company	—	21,485	21,485
Unbilled services	105,171	—	105,171
Other assets	79,640	—	79,640
Total assets	$ 5,732,382	$ 21,485	$ 5,753,867
Liabilities and Member's Capital			
Deferred revenue	$ 1,287,637	$ 2,167,598	$ 3,455,235
Accrued expenses	46,868	—	46,868
Payable to Parent Company	1,854,858	(1,854,858)	—
Total liabilities	3,189,363	312,740	3,502,103
Member's capital	2,543,019	(291,255)	2,251,764
Total liabilities and member's capital	$ 5,732,382	$ 21,485	$ 5,753,867

The following tables compare the reported Statement of Financial Position and Statements of Operations as and for the year ended December 31, 2018 to the pro-forma amounts had the previous accounting standards been in effect.

Statement of Financial Position

	As of December 31, 2018		
	As Reported	Balance without the Adoption of ASC 606	Effects of Change Higher / (lower)
Assets			
Cash and cash equivalents	$ 8,381,192	$ 8,381,192	$ —
Accounts receivable, net	1,292,873	1,292,873	—
Receivable from Parent Company	—	—	—
Unbilled services	36,730	36,730	—
Other assets	96,736	96,736	—
Total assets	$ 9,807,531	$ 9,807,531	$ —
Liabilities and Member's Capital			
Deferred revenue	$ 3,631,719	$ 3,447,233	$ 184,486
Accrued expenses	87,196	87,196	-
Payable to Parent Company	909,968	1,088,686	(178,718)
Total liabilities	4,628,883	4,623,115	5,768
Member's capital	5,178,648	5,184,416	(5,768)
Total liabilities and member's capital	$ 9,807,531	$ 9,807,531	$ —

Statements of Operations

	As of December 31, 2018		
	As Reported	Balance without the Adoption of ASC 606	Effects of Change Higher / (lower)
Revenues:			
Advisory fees	$ 56,625,093	$ 56,809,579	$ (184,486)
Client reimbursable revenue	811,305	811,305	—
Total revenue	57,436,398	57,620,884	(184,486)
Expenses:			
Allocated expenses from Parent Company	(53,232,785)	(53,411,503)	(178,718)
Client reimbursable expense	(811,305)	(811,305)	—
Regulatory fees and expenses	(465,423)	(465,423)	—
Total expenses	(54,509,513)	(54,688,231)	(178,718)
Net income	$ 2,926,885	$ 2,932,653	$ (5,768)

Revenue from engagements primarily consists of fees generated in connection with mergers and acquisitions and private capital markets success fees, and retainers. Success fees associated with merger and acquisition engagements are recognized at a point in time when the related transaction has been effectively closed. At that time, the Company has transferred control of the promised services and the customer has obtained control. Contracts generally contain a variety of promised services that may be capable of being distinct but that are not distinct within the context of the contract as the various services are inputs to the combined output of successfully brokering a specific transaction. The expected duration of contracts is six to twelve months. Effective upon adoption of ASC 606 on January 1, 2018, fees received prior to the completion of the transaction including retainer fees and advisory fees are deferred within advance billings on the balance sheet and are not recognized as revenue until the performance obligation is satisfied or until the transaction is considered terminated. Prior to January 1, 2018, these fees were recognized ratably over the term of the respective engagement or until the date on which the transaction was expected to close.

Reimbursable expenses, including those related to travel, other out-of-pocket expenses, and any third-party costs, are included as a component of revenues. Expense reimbursements that are billable to clients are included in total revenues, and typically an equivalent amount of reimbursable expenses is included in total direct client service costs.

(c) *Disaggregation of Revenue*

The Company disaggregates revenue based on service line and believes the same information provides a reasonable representation of how performance obligations relate to the nature, amount, timing, and uncertainty of revenue and cash flows. Revenue recognized by service line is presented below:

Service Line	Revenue YTD Dec 31, 2018	
Mergers & Acquisitions	$	54,166,071
Restructuring		1,301,602
Transaction Opinions		1,085,625
Other		71,795
Total	**$**	**56,625,093**

(d) *Accounts Receivable and Allowance for Doubtful Accounts*

Accounts receivable are recorded at face amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes the allowance for doubtful accounts by calculating and recording a specified percentage of the individual open receivable balances. Specific allowances are also recorded based on historical experience, analysis of past due accounts, client creditworthiness and other current available information.

(e) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is subject to uncertainties, such as the impact of future events, economic, environmental, and political factors, and changes in the business climate; therefore, actual results may differ from those estimates. When no estimate in a given range is deemed to be better than any other when estimating contingent liabilities, the low end of the range is accrued. Accordingly, the accounting estimates used in the preparation of the Company's financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes in estimates are made when circumstances warrant. Such changes and refinements in estimation methodologies are reflected in the statement of operations; if material, the effects of changes in estimates are disclosed in the notes to the financial statements.

(f)   *Personal Assets and Liabilities*

The financial statements of the Company do not include the assets and liabilities of the Member, including its obligation for income taxes on its distributive shares of the net income of the Company or its rights to tax refunds on its share of the Company's net loss, nor any provision for income tax expenses or benefits.

(g)   *Income Taxes*

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to the Member. Therefore, no federal or state income tax provision is required in the Company's financial statements.

The Company's U.S. Federal and state income tax returns prior to fiscal year 2014 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements changes in tax law and new authoritative rulings.

(h)   *Limited Liability*

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

(i)   *Cash*

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(j)   *Subsequent Events*

The Parent Company made an equity withdrawal of $3,000,000 on February 25, 2019. Management has evaluated subsequent events through February 28, 2019.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

(3)   Allocation of Expenses from Parent Company

The Parent Company is the sole member of the Company. The Company entered into an agreement to pay the Parent Company its allocable share of expenses and costs incurred by the Parent Company. The allocation is equal to $500 plus 95% of that month's cash revenue recognized, whereby shared management expenses, as outlined in the agreement, are recognized by the Company. These expenses are paid by the Parent Company and are deemed to be consumed by the broad Duff & Phelps organization. These expenses include, but are not limited to, shared services, such as legal expenses, recruiting, training, and marketing. The agreement is in accordance with FINRA Notes to Members Number 03-63 and provides an expense allocation methodology and an agreement from the Member that the Company shall have net capital greater than 125% of the minimum net capital required.

The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

(4)   Net Capital Requirements

The Company is subject to the SEC's uniform net capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. Net capital was $3,752,309 at December 31, 2018 which is $3,685,831 in excess of its net capital requirement of $66,478. Aggregate indebtedness was $997,164 at December 31, 2018.

(5)   Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)
Computation of Net Capital for Broker-Dealers Pursuant to SEC Rule 15c3-1
under the Securities Exchange Act of 1934

December 31, 2018

Aggregate indebtedness	$	997,164
Net capital:		
Member's capital		5,178,648
Deductions		(1,426,339)
Net capital		3,752,309
Less minimum required capital		(66,478)
Excess net capital	$	3,685,831
Percentage of aggregate indebtedness to net capital		26.6%

There is not a material difference between this computation of net capital and the corresponding computation included in the Company's December 31, 2018 unaudited Part II FOCUS.

See accompanying report of independent registered public accounting firm.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)
Computation for Determination of Reserve Requirements for Broker-Dealers
Pursuant to SEC Rule 15c3-3

December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for the exemption appearing in paragraph (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)
Information Related to Possession or Control Requirements Pursuant to
SEC Rule 15c3-3

December 31, 2018

The Company is exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

See accompanying report of independent registered public accounting firm.

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Duff & Phelps Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Duff & Phelps Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Duff & Phelps Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Duff & Phelps Securities, LLC stated that Duff & Phelps Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Duff & Phelps Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Duff & Phelps Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

New York, New York
February 28, 2019



DUFF & PHELPS

Exemption Report - SEC Rule 17a-5(d)(4)

Duff and Phelps Securities, LLC ("Duff and Phelps", the "Firm") is a broker-dealer registered with the U.S. Securities and Exchange Commission. Pursuant to Section 240-17a-5(d)(4) of The Securities Exchange Act of 1934 (Reports to be made by Certain Broker/Dealers), Duff and Phelps is required to file one of two reports with the Commission annually:

Compliance Report if the firm did not claim that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act") throughout the broker-dealer's fiscal year; or a

Exemption Report if the firm did claim it was exempt from Rule 15c3-3 throughout the fiscal year.

Duff and Phelps hereby elects to submit an exemption Report in lieu of a Compliance Report for the fiscal year ending December 31, 2018 based on the following:

- Duff and Phelps claimed it was exempt from Rule 15c3-3 pursuant to Section (k)(2)(i) during its most recent fiscal year ending December 31, 2018.
- The Firm qualifies for this exemption if it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Duff and Phelps Securities, LLC".
- Furthermore, to the best of its knowledge and belief, Duff and Phelps has met the exemption provisions identified in paragraph (k)(2)(i) of Rule 15c3-3 throughout the most recent fiscal year without exception.

Patrick Puzzuoli
Chief Financial Officer

2/28/19
Date

Duff & Phelps Securities, LLC
311 South Wacker Drive
Suite 42
Chicago, IL 60606

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
of Duff & Phelps Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Duff & Phelps Securities, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
February 28, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

47558
Duff & Phelps Securities LLC
311 S. Wacker Drive, Suite 4200
Chicago, IL 60606-6622

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) ... $86,155

   B. Less payment made with SIPC-6 filed (**exclude interest**) ... (40,760)

   Date Paid _____

   C. Less prior overpayment applied ... ( )

   D. Assessment balance due or (overpayment) ... 45,395

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum ...

   F. Total assessment balance and interest due (or overpayment carried forward) ... $45,395

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐   Funds Wired ☐   ACH ☑ $45,395
   Total (must be same as F above)

   H. Overpayment carried forward ... $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Duff & Phelps Securities LLC
(Name of Corporation, Partnership or other organization)

Christine Sebastiano
(Authorized Signature)

Dated the 24th day of January , 20 19 .

Director, Finance
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
Postmarked _____   Received _____   Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

SIPC REVIEWER

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $57,436,398

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions

2d. SIPC Net Operating Revenues $57,436,398

2e. General Assessment @ .0015 $86,155

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

   (a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

   (b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held. and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated	NASDAQ	OMX PHLX
		SIPC	Securities Investor Protection Corporation

Previous Day ACH Report

Company: Duff and Phelps LLC
Requestor : Catherine Da Fonseca
Run Date: 02/28/2019 13:36:08 CST

As of: 02/12/2019



Bank of America, Illinois | 071000039

8666508656 | Duff and Phelps LLC CVC AC | USD | As of: 02/12/2019

Detail Debits

Transaction	Amount	Bank Ref	Cust Ref	
Preauthorized ACH Debit (455)	45,395.00	42027466857	0000000000	
Text SIPC DES:ASSESSMENT ID:B190427719365 INDN:DUFF & PHELPS LLC CO ID:1520910763 CCD				
Preauthorized ACH Debit (455)	16,575.53	42023980772	0000000000	
Text WAGEWORKS FSA DES:RECEIVABLE ID:INV1211261 INDN:DUFF & PHELPS LLC CO ID:1943351864 CCD				
Preauthorized ACH Debit (455)	100.00	42023980768	0000000000	
Text HSA CONTRIBUTION DES:RECEIVABLE ID:INV1208906 INDN:DUFF & PHELPS LLC CO ID:1943351864 CCD				

Debit Totals	**62,070.53**

Totals

Bank Totals

02/12/2019

Bank of America, Illinois | 071000039 (USD)

Totals	Count	Amount	
Total Credits	0	0.00	
Total Debits	3	62,070.53	

Report Totals

02/12/2019

USD

Totals	Count	Amount	
Total Credits	0	0.00	
Total Debits	3	62,070.53	

From:	Sebastiano, Christine
Sent:	Monday, February 11, 2019 12:38 PM
To:	'form@sipc.org'
Cc:	Sabolyk, Aimee
Subject:	SIPC-7 for Duff & Phelps Securities LLC 47558
Attachments:	DPS SIPC7-36-REV-12-18 (to be filed).pdf

All,

An ACH authorization was initiated today through sipc.org for the attached SIPC-7 filing for Duff & Phelps Securities LLC 47558. The amount is $45,395.

This is our first time utilizing ACH for payment so please let me know if there are any issues or if you have any questions. Thank you.

_____

Christine Sebastiano
Director, Finance

T +1 973 775 8258
M +1 973 715 3771

Duff & Phelps, LLC
300 Headquarters Plaza
East Tower, Floor 12
Morristown, NJ 07960

christine.sebastiano@duffandphelps.com
www.duffandphelps.com